SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXAR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Roubik Gregorian

Chief Executive Officer and President

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Tel: (510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Matthew Sonsini

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXAR CORPORATION TO COMMENCE TENDER OFFER TO ACQUIRE UP TO

$120 MILLION OF OUTSTANDING SHARES

Company Confirms Intention to Repurchase Remaining $30 million under

Currently Authorized Stock Repurchase Program

Company Further Enhances Corporate Governance Policies and Procedures

Including Redeeming Stockholder Rights Plan

Fremont, California, July 19, 2005 – Exar Corporation (NASDAQ: EXAR), a leading provider of high-performance, mixed-signal silicon solutions for the worldwide communications infrastructure, today announced that it intends to commence a modified “Dutch Auction” tender offer to acquire up to $120 million of outstanding shares. Exar also confirmed its intention to repurchase the remaining $30 million under Exar’s currently authorized $40 million stock repurchase program following the conclusion of the tender offer. Furthermore, as part of its ongoing review of the Company’s corporate governance policies and procedures, the Board of Directors unanimously approved the redemption of the Company’s stockholder rights plan, effective upon the completion of the tender offer, together with several corporate governance enhancements. The Company also noted that it is continuing to work with a leading national executive search firm to identify additional qualified candidates for the Board.

Dutch Auction Tender Offer

Exar’s Board has approved a modified “Dutch Auction” tender offer (the “Offer”) to purchase up to $120 million of its common stock at a price per share not less than $15.00 and not greater than $17.00. This represents a total of 8 million shares if the maximum number of shares is tendered under the Offer at the low-end of the price range. The high-end of this price range represents approximately an 11% premium to the one-month average closing price of Exar’s common stock of $15.27 per share as of July 18, 2005. The closing price per share of Exar’s common stock on July 18, 2005 was $15.83 per share.

Dr. Roubik Gregorian, Exar’s president and chief executive officer, said: “As part of our ongoing efforts to enhance stock value, our board of directors has spent a great deal of time analyzing the company’s business, its industry sector and the opportunities and challenges ahead. As part of this process, the board of directors has unanimously determined that the Offer properly creates the right balance between doing what is right for our business and delivering liquidity to our shareholders. In particular, we believe the tender offer represents an efficient means of providing liquidity to those stockholders who wish to receive cash for a portion of their stockholdings while maintaining their existing ownership percentage in Exar. The Offer also affords Exar’s stockholders not participating the opportunity to increase their ownership percentage in Exar. Once we have completed the modified the Offer, we intend to continue repurchasing the remaining $30 million under our current $40 million stock repurchase program.”

The number of shares of common stock to be purchased under the Offer ranges from approximately 17% to 19% of Exar’s approximately 42,312,000 outstanding shares of common stock as of June 30, 2005. The purchase will be financed from existing cash on hand. The Offer is expected to commence within five business days.

The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer.

Under the procedures for the Offer, Exar’s stockholders will have the opportunity to tender some or all of their shares at a price within the range of $15.00 to $17.00 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, Exar will determine the lowest per share price within the range that will enable it to buy $120 million of shares, or such lesser number of shares that are properly tendered and not withdrawn. All shares accepted in the Offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. If holders of more than $120 million of shares properly tender and do not withdraw their shares at or below the determined price per share, then Exar will purchase shares tendered by those stockholders owning fewer than 100 shares without pro ration, and all other shares will be purchased on a pro rata basis, subject to the conditional Offer provisions that will be described in the offer to purchase that will be distributed to stockholders. Stockholders whose shares are purchased in the Offer will be paid the determined purchase price net in cash, without interest, after the expiration of the Offer period. The Offer is not contingent upon any minimum number of shares being tendered. The Offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase that will be distributed to stockholders. No brokerage fees or commissions will be charged to holders who tender their shares.

Neither Exar, its Board of Directors, financial advisor nor information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the Offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Exar.

SG Cowen & Co. is acting as financial advisor and Georgeson Shareholder Communications, Inc. is acting as information agent for the Offer. The offer to purchase and related documents will be mailed to stockholders of record and also will be made available for distribution to beneficial owners of Exar’s common stock. For questions and information, Exar’s stockholders may call the information agent toll free at 866-346-1016 (banks and brokers may call 212-440-9800).

Stock Repurchase Program

Exar’s Board reconfirmed its commitment to repurchase the remaining $30 million under the currently authorized $40 million stock repurchase program following the conclusion of the Offer. Exar will make these repurchases on the open market from time to time in a manner that is intended to avoid market disruption or any adverse impact on the Company’s income statement.

Redemption of the Stockholder Rights Plan

Exar’s Board of Directors approved the redemption of the Company’s existing stockholder rights plan, effective upon the completion of the Offer. Under the rights plan, one right is attached to each outstanding share of common stock. Upon redemption of the rights, the Company’s stockholders will have no further rights under the stockholder rights plan. The rights will be redeemed in accordance with the terms of the stockholder rights plan. Stockholders do not have to take any action to receive the redemption payment and do not have to exchange stock certificates.

Other Enhancements to Exar’s Corporate Governance

Consistent with the Company’s ongoing review of its corporate governance policies and procedures, Exar has also implemented a number of other corporate governance measures, including:

•	Limiting the number of public companies on which Board members can serve to four (including Exar);

•	Adopting a policy requiring director notification of job or board relationship changes;

•	Requiring that all directors participate in an ISS-accredited director education program on an annual basis; and

•	Taking steps to adopt stock ownership guidelines for directors and executive officers.

All of the corporate governance initiatives were recommended to the Board by its Corporate Governance and Nominating Committee.

Director Candidate Search Update

As previously announced, the Company’s Board of Directors has unanimously authorized the retention of Spencer Stuart & Associates, one of the nation’s leading executive search firms, to identify additional qualified candidates for the Board. Exar is continuing with this process and believes that identifying additional qualified directors through a comprehensive search process will benefit the Company and all of its stockholders.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Exar common stock. Exar has not yet commenced the tender offer described herein. The tender offer will only be made pursuant to the offer to purchase and related materials that Exar will be distributing to its stockholders. Stockholders and investors should read carefully the offer to purchase and related material when they are available because they contain important information. Stockholders and investors may obtain a free copy of the offer to purchase and other documents that Exar will file with the U.S. Securities and Exchange Commission (when available) at the Commission’s website at http://www.sec.gov. Stockholders and investors also may obtain a copy of these documents, as well as any other documents that Exar has filed with the U.S. Securities and Exchange Commission, without charge, from Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, toll free at (866) 346-1016. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

About Exar

Exar Corporation designs, develops and markets high-performance, analog and mixed-signal silicon solutions for the worldwide communications infrastructure. Leveraging its industry-proven analog design expertise, system-level knowledge and standard CMOS process technologies, the Company provides OEMs innovative, highly-integrated ICs that facilitate the transport and aggregation of signals in access, metro and wide area networks. The Company’s physical layer silicon solutions address transmission standards such as T/E carrier, ATM and SONET. The Company also provides one of the industry’s most comprehensive families of serial communications solutions. Within this product offering, the low voltage and multi-channel universal asynchronous receiver transmitters are particularly well suited to support high data rate and increasing data transfer efficiency requirements for various industrial, telecom and computer server applications. In addition, the Company offers a portfolio of clock generation and clock distribution devices for a wide range of communications systems. The Company is based in Fremont, CA, had fiscal 2005 revenues of $57.4 million, and employs approximately 265 people worldwide. For more information about the Company visit: http://www.exar.com.

Additional Information and Where to Find It

Exar Corporation and its directors and executive officers may be deemed to be participants in the Company’s solicitation with respect to the election of directors at the Company’s 2005 Annual Meeting of Stockholders.

Certain information concerning the interests of Exar’s executive officers and directors is set forth in the Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2005. Additional information concerning the interests of Exar’s executive officers and directors is set forth in Exar’s definitive proxy statement for Exar’s 2004 Annual Meeting of Stockholders filed with the SEC on July 28, 2004, as well as the subsequent annual report filed with the SEC on Form 10-K, quarterly reports filed with the SEC on Form 10-Q and current reports filed with the SEC on Form 8-K.

Stockholders are urged to read the proxy statement for Exar’s 2005 Annual Meeting of Stockholders carefully when it becomes available because it contains important information about Exar and the proposal. Investors and security holders will be able to obtain copies of the proxy statement and other relevant documents for free at the SEC’s website at http://www.sec.gov. Free copies of the proxy statement when available may also be obtained by request from Exar by contacting Exar at 48720 Kato Road, Fremont, California 94538, attention: Investor Relations, M/S 210, telephone: 510-668-7201.

In addition to the proxy statement, Exar files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Exar at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Exar’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at http://www.sec.gov.

Contacts:

Ronald W. Guire, Exec. Vice President, Chief Financial Officer, or

Thomas R. Melendrez, Sr. Vice President, Secretary, both of Exar Corporation,

+1-(510) 668-7000

or Joele Frank, Managing Partner, or Matthew Sherman, Partner, both of Joele Frank, Wilkinson Brimmer Katcher

+1-(212) 355-4449, for Exar Corporation

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